UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. *)

Livongo Health, Inc.
(Name of Issuer)

Common stock, par value $0.001 per share
(Title of Class of Securities)

539183103
(CUSIP Number)

Kinnevik AB (publ)

Skeppsbron 18

P.O. Box 2094

SE-103 13 Stockholm, Sweden

+46 8 562 000 00

With copies to:
Colin Diamond
White & Case LLP
1221 Avenue of the Americas
New York, NY 10020-1095
+1 (212) 819-8200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 29, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 539183103

1.	Name of Reporting Persons: Kinnevik AB (publ) I.R.S. Identification Nos. of Above Persons (Entities Only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Sweden

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 12,653,927 (see Item 5)

	9.	Sole Dispositive Power 0 (see Item 5)

	10.	Shared Dispositive Power 12,653,927 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,653,927 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.9% (see Item 5)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 539183103

1.	Name of Reporting Persons: Kinnevik Online AB I.R.S. Identification Nos. of Above Persons (Entities Only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Sweden

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 12,653,927 (see Item 5)

	9.	Sole Dispositive Power 0 (see Item 5)

	10.	Shared Dispositive Power 12,653,927 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,653,927 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.9% (see Item 5)

14.	Type of Reporting Person (See Instructions) CO

EXPLANATORY NOTE

This statement on Schedule 13D (the “Schedule 13D”) of Kinnevik AB (publ) (“Kinnevik”) and Kinnevik Online AB (“Kinnevik Online”) relates to the shares of common stock, par value $0.001 per share (the “Shares”), of Livongo Health, Inc. (the “Issuer”). Kinnevik and Kinnevik Online are hereinafter collectively referred to as the “Reporting Persons” and each a “Reporting Person.” The Reporting Persons were initially eligible pursuant to Section 13(d)(6)(B) of and Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to file a statement on Schedule 13G as a beneficial owner of more than 5% of the Shares before the Issuer’s initial public offering (the “IPO”). The Reporting Persons are filing this Schedule 13D in lieu of a statement on Schedule 13G because, as a result of the purchase by Kinnevik Online of Shares in the IPO and of Shares from Merck Global Health Innovation Fund, LLC (“Merck”) in a concurrent secondary sale (the “Secondary Sale”), the Reporting Persons acquired beneficial ownership of more than 2% of the Shares during the preceding 12 months.

Item 1. Security and Issuer

This Schedule 13D relates to the Shares of the Issuer. The principal executive offices of the Issuer are located at 150 West Evelyn Avenue, Suite 150, Mountain View, California 94041.

Item 2. Identity and Background

(a)	Reporting Persons

This Schedule 13D is filed by Kinnevik, an investment company incorporated under the laws of Sweden and by Kinnevik Online, incorporated under the laws of Sweden. The principal business address of each of the Reporting Persons is Kinnevik is Skeppsbron 18, P.O. Box 2094, SE-103 13 Stockholm, Sweden.

Kinnevik is principally engaged in the business of building digital businesses by working in partnership with talented founders and management teams to create, develop and invest in fast-growing consumer-facing businesses. Kinnevik Online is a wholly-owned investment vehicle of Kinnevik.

Covered Persons

Kinnevik has a board of directors (collectively, the “Covered Persons”). The principal business address of each of the Covered Persons is Skeppsbron 18, P.O. Box 2094, SE-103 13 Stockholm, Sweden. The name, present principal occupation and country of citizenship of each of the Covered Persons is set forth below.

Name	Present Principal Occupation	Citizenship
Dame Amelia Fawcett	Director, Kinnevik AB	United States and United Kingdom
Wilhelm Klingspor	Director, Kinnevik AB	Sweden
Susanna Campbell	Director, Kinnevik AB	Sweden
Henrik Poulsen	Director, Kinnevik AB	Denmark
Brian McBride	Director, Kinnevik AB	United Kingdom
Charlotte Strömberg	Director, Kinnevik AB	Sweden

(b)	The principal business address of each of the Reporting Persons and the Covered Persons is set forth in Item 2(a) above.

(c)	The principal business and principal business address of each of the Reporting Persons is set forth in Item 2(a) above. Additionally, the present principal occupation of each of the Covered Persons and the name, principal business and address of the organizations in which such occupation is conducted is set forth in Item 2(a) above.

(d)	During the last five years, none of the Reporting Persons, and, to the Reporting Persons’ knowledge, none of the Covered Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons, and, to the Reporting Persons’ knowledge, none of the Covered Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The place of organization of each of the Reporting Persons and the citizenship of the Covered Persons is set forth in Item 2(a) above.

Item 3. Source and Amount of Funds or Other Consideration

Prior to the Issuer’s IPO, which closed on July 29, 2019, Kinnevik Online directly owned (following a two-for-one reverse stock split effected by the Issuer on June 28, 2019, in which the number of shares of common stock and preferred stock owned by Kinnevik was rounded up):

(i)	1,681,203 Shares,
(ii)	18,771 shares of Series A redeemable convertible preferred stock (the “Series A Preferred Stock”),
(iii)	11,268 shares of Series C redeemable convertible preferred stock (the “Series C Preferred Stock”),
(iv)	2,816,790 shares of Series D redeemable convertible preferred stock (the “Series D Preferred Stock”) and
(v)	4,984,100 shares of Series E redeemable convertible preferred stock (the “Series E Preferred Stock” and, together with the Series A Preferred Stock, the Series C Preferred Stock and the Series D Preferred Stock, the “Preferred Stock”).

Immediately prior to the IPO, the shares of Preferred Stock automatically converted into Shares on a one-for-one basis for no additional consideration.

On July 29, 2019, immediately following closing of the IPO, pursuant to a stock transfer agreement with Merck and other parties thereto dated June 15, 2019, Kinnevik Online purchased from Merck 2,991,795 Shares in a Secondary Sale at a price per share of $28.00 (equal to the IPO price). Kinnevik Online acquired the Shares in connection with the Secondary Sale using cash on hand.

On July 29, 2019, in connection with the IPO, Kinnevik Online also purchased 150,000 Shares at the IPO price of $28.00 per share. Kinnevik Online acquired the Shares in the IPO using cash on hand.

Item 4. Purpose of Transaction

To the extent required by Item 4, the information contained in Items 3 above and 6 below is incorporated herein by reference.

Kinnevik Online purchased the 150,000 Shares in the IPO and the 2,991,795 Shares in the Secondary Sale for investment purposes and intends to review its investment in the Issuer on a continuing basis.

Each of the Reporting Persons may, from time to time, subject to restrictions on transfer in the Lock-Up Agreement and in the Investors’ Rights Agreement (each as defined in Item 6), including the “market stand-off” restrictions, take such actions regarding its respective investment as it deems appropriate. These actions may include: (i) acquiring additional Shares and/or other equity, debt, notes, other securities or derivative or other instruments of the Issuer that are based upon or relate to the value of Shares (collectively, “Securities”) in the open market or otherwise, including in connection with business development transactions or financing commitments in relation thereto; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D. Kinnevik may also determine to transfer the Shares owned by Kinnevik Online to another wholly-owned subsidiary of Kinnevik. Additionally, Christopher Bischoff, a Senior Investment Director at Kinnevik, is currently a member of the Issuer’s board of directors, and may in the future be involved in reviewing and evaluating possible transactions involving the Issuer and identifying candidates to serve on the Issuer’s board of directors.

In determining whether to carry out any of the above-mentioned actions, the Reporting Persons may consider factors such as the Issuer’s financial position and strategic direction, actions taken by the Issuer’s board of directors, price levels of the Shares, conditions in the securities market and general economic and industry conditions. Other than as described in this Item 4, the Reporting Persons do not have current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its respective position with respect to the Issuer and reserves the right to develop such plans or proposals.

Item 5. Interest in Securities of the Issuer

(a)-(b)	Kinnevik Online, a wholly-owned subsidiary of Kinnevik, directly beneficially owns 12,653,927, or 13.9%, of the Shares. The address for these entities is Skeppsbron 18, P.O. Box 2094, SE-103 13 Stockholm, Sweden. Each of the Reporting Persons disclaims beneficial ownership in all Shares reported herein, except to the extent of such Reporting Person’s respective pecuniary interest therein.

The Shares are directly beneficially owned by Kinnevik Online. Kinnevik, as the sole shareholder of Kinnevik Online, may be deemed to have shared voting and dispositive power, and therefore, beneficial ownership, over the 12,653,927 Shares owned directly by Kinnevik Online.

The percentage of outstanding Shares that may be deemed to be beneficially owned by each Reporting Person is set forth on line 13 of the cover sheet of this Schedule 13D. Such percentage was calculated based on 90,920,411 Shares outstanding following the closing of the Issuer’s IPO as reported in the Issuer’s prospectus filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”), on July 29, 2019, assuming no exercise of the 30-day option of the underwriters of the IPO to purchase additional Shares.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owners of the Shares.

(c)	Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected and, to the best knowledge of the Reporting Persons, none of the Covered Persons has effected any transactions in the Shares during the past 60 days.

(d)	Except as disclosed in this Schedule 13D, no person other than Kinnevik Online has the right to receive, or the power to direct the receipt of dividends from, the proceeds from the sale of the shares to which this Schedule 13D relates.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the extent required by Item 6, the information contained in Items 3, 4 and 5 above is incorporated herein by reference.

Christopher Bischoff, a Senior Investment Director at Kinnevik, is a member of the Issuer’s board of directors. As a current non-employee director of the Issuer, Mr. Bischoff may receive cash or equity compensation for his service as director under the non-employee director program.

Prior to the IPO, Kinnevik Online and the Issuer entered into a Fourth Amended Right of First Refusal and Co-Sale Agreement and a Fourth Amended and a Restated Voting Agreement, each dated April 10, 2018, which provided, among other things, that certain holders of the Issuer’s Shares, including Kinnevik Online, had rights of first refusal and co-sale with respect to certain sales of securities by certain holders of the Issuer’s Shares and had agreed to vote its shares on certain matters, including with respect to the election of directors. The Fourth Amended Right of First Refusal and Co-Sale Agreement and a Fourth Amended and Restated Voting Agreement were terminated in connection with the IPO.

Fourth Amended and Restated Investors’ Rights Agreement

On April 10, 2018, Kinnevik Online entered into the Fourth Amended and Investors’ Rights Agreement (the “Investors’ Rights Agreement”) with the Issuer, which provides, among other things, certain rights to Kinnevik Online, including rights to cause the Issuer to register Shares issuable to Kinnevik Online, to receive certain information from the Issuer, and to participate in future equity offerings by the Issuer.

Lock-up Agreement

Kinnevik Online has entered into a lock-up agreement with the underwriters of the IPO (the “Lock-up Agreement”), pursuant to which Kinnevik Online has agreed that, for a period of 180 days beginning on July 29, 2019, without the prior written consent of Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, Kinnevik Online may not, and may not publicly disclose an intention to, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer, hedge or dispose of, directly or indirectly, any Shares or any securities owned, convertible into or exercisable or exchangeable for Shares, (ii) enter into any swap, hedging or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Shares or such other securities, in cash or otherwise, other than Shares sold pursuant to the underwriting agreement in connection with the IPO or as otherwise provided in the Lock-up Agreement, or (iii) make any demand for or exercise any right with respect to the registration of any Shares or any security convertible into or exercisable or exchangeable for Shares.

The foregoing descriptions of the Investors’ Rights Agreement and the Lock-up Agreement do not purport to be complete and are qualified in their entirety by reference to the Investors’ Rights Agreement and the Lock-up Agreement, copies of which are filed Exhibits 7.01 and 7.02, respectively, to this Schedule 13D and which are incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description
7.01	Fourth Amended and Restated Investors’ Rights Agreement by and among Livongo Health, Inc. and certain holders of its capital stock, dated as of April 10, 2018 (incorporated by reference to Exhibit 4.2 to Livongo Health, Inc.’s Registration Statement on Form S-1 (File No. 333-232412), filed with the SEC on June 28, 2019).

7.02	Form of Lock-up Agreement (included as Exhibit A to the Form of Underwriting Agreement between Livongo Health, Inc. and Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters listed therein, incorporated by reference to Exhibit 1.1 of Amendment No. 1 to Livongo Health, Inc.’s Registration Statement on Form S-1 (File No. 333-232412), filed with the SEC on July 15, 2019).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2019

KINNEVIK AB (PUBL)

	By:	/s/ Joakim Andersson
	Name:	Joakim Andersson
	Title:	Director

By:	/s/ Mattias Andersson
Name:	Mattias Andersson
Title:	Director

KINNEVIK ONLINE AB

By:	/s/ Joakim Andersson
Name:	Joakim Andersson
Title:	Director

By:	/s/ Mattias Andersson
Name:	Mattias Andersson
Title:	Director